Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Clayton Williams Energy, Inc. and subsidiaries:

We consent to the incorporation by reference in registration statements (Nos. 33-68320, 33-68318, 33-68316, 33-69688, and 33-92834) on Form S-8 of Clayton Williams Energy, Inc. and subsidiaries of our report dated February 28, 2003 with respect to the consolidated balance sheets of Clayton Williams Energy, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002,  which report appears in the December 31, 2002 annual report on Form 10-K of Clayton Williams Energy, Inc. and subsidiaries.  Our report dated February 28, 2003, refers to a change in the Company’s method of accounting for derivative instruments.

/s/ KPMG LLP

Dallas, Texas
March 24, 2003